Fried, Frank, Harris, Shriver & Jacobson LLP One New York Plaza New York, New York 10004 Tel: +1.212.859.8000 Fax: +1.212.859.4000 www.friedfrank.com

April 10, 2020

Via E-mail

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Joshua Shainess, Esq.

Special Counsel

Office of Mergers and Acquisitions

Re:	TEGNA Inc.

Response to SEC Letter, dated April 8, 2020

File No. 005-19132

File No. 001-06961

Dear Mr. Shainess:

We refer to your letter, dated April 8, 2020, with comments to (i) Amendment No. 3 to Schedule 13D filed on April 1, 2020 by Standard General L.P. (“Standard General”) and Mr. Kim, (ii) Amendment No. 4 to Schedule 13D filed on April 3, 2020 by Standard General and Mr. Kim, and (iii) the definitive additional materials on Schedule 14A filed on April 7, 2020 by Standard General and the other participants named therein with respect to TEGNA Inc. (“TEGNA”). Please see below our responses to your comments.

Amendments No. 3 and 4 to Schedule 13D

1.	We note that you conducted sales of five million shares of TEGNA stock in March following the March 20 record date for TEGNA’s annual meeting. Given that these sales took place after the record date, please advise us as to whether you have retained the right to vote these shares at the annual meeting, and if so, why your soliciting materials and Schedule 13D amendments filed April 1 and April 3, 2020 do not reflect the beneficial ownership of these shares.

As disclosed in a Schedule 13D amendment filed on March 18, 2020, on March 16, 2020, Standard General executed the settlement of swaps with respect to 2,015,362 shares of common stock previously entered into with unaffiliated third-party financial institutions, with those swaps physically settling for 2,015,362 shares of common stock on March 18, 2020. The Schedule 13D amendment clearly states that as of that date the reporting persons beneficially owned 21,124,315 physical shares.

As disclosed in its Schedule 13D amendment filed April 1, 2020, of the 21,124,315 shares of common stock previously reported as being beneficially owned by the reporting persons, in a series of transactions during March 25, 2020 through March 31, 2020, the reporting persons sold an aggregate of 5,000,000 shares of common stock and entered into swaps with respect to an aggregate of 5,000,000 shares of common stock with unaffiliated third-party financial institutions. Since the record date for TEGNA’s 2020 annual meeting was March 20, 2020, the change in the form of ownership of those shares after the record date had no effect on the voting rights of the reporting persons.

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Fried, Frank, Harris, Shriver & Jacobson LLP

April 10, 2020

We respectfully note that we do not believe any affirmative disclosure was required under the 13D rules that the reporting persons retained the right to vote shares sold after the record date, as that is the effect under state law of being the owner as of the record date. A different result would obtain only if the reporting persons had entered into a voting agreement empowering a third party to direct the vote of those shares. Had the reporting persons entered into any such agreement, they would, of course, have disclosed that agreement. However, there is no such agreement.

To the extent there was any ambiguity as to this matter (and we believe there was none), in its Regulation 14A filing on April 9, 2020, Standard General affirmed that it has the right to vote the shares held by the reporting persons as of the record date.

As disclosed in its Schedule 13D amendment filed April 3, 2020, on April 2, 2020, the reporting persons purchased 4,591,164 shares of common stock, and reported shared voting and dispositive power over 25,715,479 shares of common stock.

The Staff’s comment appears to suggest that the reporting persons should disclose voting power over an additional 5,000,000 shares. We respectfully disagree with the Staff’s suggestion. At March 20, 2020, the reporting persons had shared voting and dispositive power over 21,124,315 shares of common stock. The execution of swaps and purchases of shares after the record date did not affect the fact that, as of the March 20 record date, the reporting persons had voting and dispositive power over 21,124,315 shares. As is reflected in the 13D amendment filed April 3, the reporting persons currently hold voting and dispositive power over 25,715,479 shares of common stock, inclusive of 5,000,000 shares underlying swaps. Although there is no voting agreement with respect to the 5,000,000 swap shares, the reporting persons report shared voting power over those shares because they have the right to settle the swaps for physical shares.

As to any hypothetical record date other than March 20, 2020, the reporting persons’ actual voting power would depend upon the form and amount of the reporting persons’ beneficial ownership as of that record date. Assuming, for illustrative purposes, that the reporting persons were to continue to hold the number of shares currently reported and to physically settle all swaps currently held by them prior to that record date, the number of shares over which they would have voting power would correspond to the 25,715,479 shares currently reported.

2.	Please amend your Schedule 13D to disclose the information required by Item 6, including a description of the swap arrangements, the identity of the counterparties, and any associated voting arrangements with those counterparties. Additionally, file as an exhibit the arrangements relating to the transfer or voting of the subject shares as required by Item 7.

Fried, Frank, Harris, Shriver & Jacobson LLP

April 10, 2020

The reporting persons will file an amendment to the Schedule 13D to expand their disclosure with respect to the swaps to identify the number of shares, notional amount, interest rate and counterparty to these swaps, and will confirm that there is no voting agreement with respect to the shares underlying the swaps. We note that this is more detail than is customarily provided by 13D filers with respect to standard form derivatives transactions.

As we have discussed with you, other than customary trade confirmations, which are subject to standard ISDA terms and which do not confer any right to vote or direct the vote of the underlying shares, there are no agreements relating to the transfer or voting of the subject shares. We note that prominent activists such as Carl Icahn and Elliott Associates do not file trade confirmations as Item 7 exhibits, and believe that the approach taken by Standard General complies with applicable law.

Definitive Additional Materials on Schedule 14A filed April 7, 2020

3.	We note the disclosure of your “ownership interest of nearly 12% of the Company’s outstanding shares.” In future filings, where you discuss your ownership of TEGNA shares, please also disclose the form of such share ownership, both in terms of your economic and voting interests, in order to provide proper context.

We note the Staff’s comment and will, accordingly, make this disclosure in our future filings.

Please contact Warren de Wied at (212) 859-8296 or Phil Richter at (212) 859-8763 if you have any questions regarding this letter.

Very truly yours,

Warren de Wied

CC:	Gail Steiner

Partner, General Counsel and Chief Compliance Officer

Standard General L.P.